Exhibit 99.1

Viomi Technology Co., Ltd Reports First Half 2023 Unaudited Financial Results

GUANGZHOU, China, August 24, 2023 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial and Operating Highlights

•	Net revenues were RMB1,304.4 million (US$179.9 million), compared to RMB1,636.4 million for the same period of 2022.

•	Gross margin was 22.0%.

•	Number of cumulative household users reached approximately 8.1 million, compared to approximately 7.2 million for the same period of 2022.

•	Percentage of household users with at least two connected products reached 22.9%, compared to 22.0% for the same period of 2022.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “In the first half of 2023, constrained by a lukewarm consumer sentiment and as a result of the Company’s strategic adjustments, our total revenue recorded RMB1.3 billion, representing a year-over-year decrease of 20%, while the gross margin declined by 1.9 percentage points year-over-year. Nevertheless, in the meantime, we optimized our product mix by focusing on our core product categories, leading to an increasing share of revenue from water purification products from 17% for first half of 2022 to 22% for the same period in 2023. We believe that optimizing our product mix will benefit the sustainability of our long-term development. Additionally, we streamlined our organizational structure and improved operational efficiency, translating to a narrowed net loss with a 30.3% decrease in operating expenses and a decline of 1.4 percentage point in net loss margin year-over-year for the first half of 2023.”

“We have achieved market-leading industrial chain capabilities in the water purification products, which include: the capability of independently achieving advanced filtration technology and material manufacturing processes; the capability of researching, developing, and producing core components; and the capability of creating a comprehensive set of proprietary solutions which include complete machine assembly, customized automated production lines, and end-to-end data collection and analysis. In July, Guangdong Lizi Technology Co. Ltd., one of our subsidiaries, was designated as a national-level specialized and innovative ‘Little Giant’ enterprise, owing to its remarkable R&D and innovation capabilities in the water purification industry. As one of the highest-level and most authoritative evaluation ratings for nationwide enterprise, this honor recognizes and affirms our comprehensive strength in the industrial chain of water purification.”

“In regard to the Company’s other product categories, we utilize a flexible combination of original equipment manufacturer (“OEM”) and independent R&D to lay out our product matrix, and in the meantime, we consistently deepen our investment in and control over core technologies to develop differentiated, intelligent whole-house products. On April 28, 2023, we introduced a series of high-tech products at our Spring New Product Launching Event, featuring enhanced iterations of our one-stop IoT home solutions, such as our Master 3 Pro formaldehyde-removing AI vertical air conditioner and Super 2 Pro AI vertical air conditioner equipped with a fresh-air system, which improve the indoor air quality to protect users’ health. Our Master 3 ultra-thin built-in refrigerator and washing machine set, together with our Master 3 Pro gas-electric hybrid water heater and our brand-new intelligent lighting system, also made a debut, striving to set a new trend in the home decoration industry.”

“With the widespread adoption of new energy vehicles and smart terminal devices, as well as the breakthrough in generative AI technology, we believe the era of intelligence has arrived. In our opinion, integrating AI’s power into whole-house intelligence will not only enable a revolutionary user experience, but also inspire unprecedented creativity across the whole-house intelligent industry. With our ‘hi-tech and fashionable’ brand positioning, we see Viomi is at the forefront of this revolution. By steadily improving our products’ perception of space and environment and upgrading our AI voice interaction technology, we have successfully transitioned our whole-house intelligence from the era of ‘control’, which emphasizes connectivity, to the era of ‘perception’, characterized by active intelligence and proactive service.”

“Moving forward, we will continue to explore and capitalize on our strengths to optimize our operations, concentrating on three areas. First, we will further deepen our roots in the water purification industry and roll out more industry-leading products, creating value for consumers with higher quality, more advanced technology, and more comprehensive services. Second, we will keep focusing on fine-tuning our product mix and improving and iterating our whole-house intelligent product matrix to elevate our products’ intelligent experience and deliver more helpful and user-friendly one-stop IoT home solutions. Finally, we will deepen our industrial layout, heighten our cost controls, increase our operational efficiency, and strengthen our product competitiveness to further improve operational performance. At the same time, we will maintain sufficient capital reserves to support these goals and consolidate our brand to drive robust and sustainable growth, sparing no effort to create long-term value for all of our users and shareholders,” Mr. Chen concluded.

First Half 2023 Financial Results

REVENUE

Net revenues were RMB1,304.4 million (US$179.9 million), compared to RMB1,636.4 million for the same period of 2022. The decline was mainly due to a decrease in revenues from the IoT@Home portfolio as well as small appliances and others.

-	IoT @ Home portfolio. Revenues from the IoT @ Home portfolio decreased by 21.8% to RMB691.7 million (US$95.4 million) from RMB884.7 million for the same period of 2022. The decline was primarily due to the streamlining of SKUs in smart refrigerators and smart sweeper robots.

-	Home water solutions. Revenues from home water solutions increased by 1.7% to RMB286.6 million (US$39.5 million) from RMB281.9 million for the same period of 2022. The increase was primarily driven by the Company’s effort to focus on water purification products.

-	Consumables. Revenues from consumables decreased by 21.0% to RMB135.9 million (US$18.7 million) from RMB172.1 million for the same period of 2022. The decline was primarily due to the decrease in the sales volume of water purifier filters sold to Xiaomi.

-	Small appliances and others. Revenues from small appliances and others decreased by 36.1% to RMB190.2 million (US$26.2 million) from RMB297.6 million for the same period of 2022, primarily due to the ongoing product portfolio adjustment within this category.

GROSS PROFIT

Gross profit was RMB286.8 million (US$39.6 million), compared to RMB391.5 million for the same period of 2022. Gross margin was 22.0%, compared to 23.9% for the same period of 2022. The decline was primarily due to a lower selling price of certain clean-up products, partially offset by increasing sales of higher-gross margin products as a result of product portfolio adjustments.

OPERATING EXPENSES

Total operating expenses decreased by 30.3% to RMB361.8 million (US$49.9 million) from RMB519.4 million for the same period of 2022, primarily attributable to the streamlined organizational structure and overall improved operational efficiency.

Research and development expenses decreased by 31.0% to RMB109.5 million (US$15.1 million) from RMB158.7 million for the same period of 2022, mainly driven by a decrease in personnel costs and optimization of the Company’s ongoing research projects.

Selling and marketing expenses decreased by 33.4% to RMB213.5 million (US$29.4 million) from RMB320.7 million for the same period of 2022, mainly due to a decrease in marketing expenses, logistic expenses, and sales related personnel costs.

General and administrative expenses slightly decreased by 2.8% to RMB38.8 million (US$5.4 million), compared to RMB39.9 million for the same period of 2022, primarily due to a decrease in personnel costs, partially offset by an increase in the estimated allowance for accounts and notes receivables.

LOSS FROM OPERATIONS

Loss from operations decreased by 43.6% to RMB68.2 million (US$9.4 million) from RMB120.9 million for the same period of 2022.

Non-GAAP operating loss1 was RMB66.9 million (US$9.2 million), compared to RMB106.9 million for the same period of 2022.

NET LOSS

Net loss attributable to ordinary shareholders of the Company was RMB54.9 million (US$7.6 million), compared to RMB89.6 million for the same period of 2022.

1 “Non-GAAP operating loss” is defined as loss from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

Non-GAAP net loss attributable to ordinary shareholders2 of the Company was RMB53.7 million (US$7.4 million), compared to RMB75.6 million for the same period of 2022.

BALANCE SHEET

As of June 30, 2023, the Company had cash and cash equivalents of RMB691.5 million (US$95.4 million), restricted cash of RMB128.1 million (US$17.7 million), short-term deposits of RMB260.2 million (US$35.9 million), and short-term investments of RMB64.3 million (US$8.9 million), compared to RMB737.1 million, RMB76.1 million, RMB171.5 million, and RMB197.1 million, respectively, as of December 31, 2022.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Thursday, August 24, 2023 (8:00 p.m. Beijing/Hong Kong time on August 24, 2023) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852 3018-4992
Mainland China (toll free):	400-120-1203
Conference ID:	7994789

A telephone replay will be available one hour after the call until August 31, 2023 by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	7994789

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

2 “Non-GAAP net loss attributable to ordinary shareholders of the Company” is defined as net loss attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of the Company, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders of the Company is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate for June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for June 30, 2023, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	737,139	691,458	95,356
Restricted cash	76,070	128,133	17,670
Short-term deposits	171,541	260,181	35,881
Short-term investments	197,058	64,290	8,866
Accounts and notes receivable from third parties (net of allowance of RMB87,563 and RMB98,205, as of December 31, 2022 and June 30, 2023, respectively)	241,652	295,933	40,811
Accounts receivable from a related party (net of allowance of RMB272 and RMB249 as of December 31, 2022 and June 30, 2023, respectively)	360,497	330,161	45,531
Other receivables from related parties (net of allowance of RMB19 and RMB29 as of December 31, 2022 and June 30, 2023, respectively)	25,021	39,030	5,382
Inventories	502,291	509,860	70,313
Prepaid expenses and other current assets	183,708	202,831	27,973

Total current assets	2,494,977	2,521,877	347,783

Non-current assets
Prepaid expenses and other non-current assets	22,856	19,366	2,671
Property, plant and equipment, net	236,432	256,134	35,322
Deferred tax assets	12,660	6,179	852
Intangible assets, net	13,671	12,265	1,691
Right-of-use assets, net	14,649	8,111	1,119
Land use rights, net	60,449	59,813	8,249
Long-term deposits-non-current portion	30,000	30,000	4,137

Total non-current assets	390,717	391,868	54,041

Total assets	2,885,694	2,913,745	401,824

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	844,058	821,473	113,286
Advances from customers	118,369	132,169	18,227
Amount due to related parties	11,548	4,157	573
Accrued expenses and other liabilities	308,845	275,656	38,015
Short-term borrowing	-	100,000	13,791
Income tax payables	16,674	17,416	2,402
Lease liabilities due within one year	7,233	4,096	565
Long-term borrowing due within one year	20,215	25,735	3,549
Total current liabilities	1,326,942	1,380,702	190,408

Non-current liabilities
Accrued expenses and other liabilities	8,245	10,397	1,434
Long-term borrowing	114,552	129,355	17,839
Lease liabilities	6,792	2,451	338
Total non-current liabilities	129,589	142,203	19,611

Total liabilities	1,456,531	1,522,905	210,019

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,539,463 and 103,340,963 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,854,550 and 102,764,550 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	6	6	1
Treasury stock	(74,703)	(77,687)	(10,714)
Additional paid-in capital	1,357,397	1,356,216	187,031
Retained earnings	174,385	119,459	16,474
Accumulated other comprehensive loss	(24,335)	(1,209)	(167)

Total equity attributable to shareholders of the Company	1,432,756	1,396,791	192,626

Non-controlling interests	(3,593)	(5,951)	(821)

Total shareholders’ equity	1,429,163	1,390,840	191,805

Total liabilities and shareholders’ equity	2,885,694	2,913,745	401,824

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Net revenues:
A related party	623,756	571,307	78,787
Third parties	1,012,603	733,084	101,097
Total net revenues	1,636,359	1,304,391	179,884

Cost of revenues	(1,244,861)	(1,017,584)	(140,332)

Gross profit	391,498	286,807	39,552

Operating expenses
Research and development expenses	(158,746)	(109,494)	(15,100)
Selling and marketing expenses	(320,744)	(213,544)	(29,449)
General and administrative expenses	(39,901)	(38,801)	(5,351)

Total operating expenses	(519,391)	(361,839)	(49,900)

Other income, net	7,022	6,827	941

Loss from operations	(120,871)	(68,205)	(9,407)

Interest income and short-term investment income, net	7,237	15,595	2,151
Other non-operating income	1,199	1,839	254

Loss before income tax expenses	(112,435)	(50,771)	(7,002)

Income tax credits (expenses)	18,349	(6,513)	(898)

Net loss	(94,086)	(57,284)	(7,900)

Less: Net loss attributable to the non-controlling interest shareholders	(4,485)	(2,358)	(325)

Net loss attributable to ordinary shareholders of the Company	(89,601)	(54,926)	(7,575)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Net loss attributable to ordinary shareholders of the Company	(89,601)	(54,926)	(7,575)

Other comprehensive income, net of tax:
Foreign currency translation adjustment	25,542	23,126	3,189

Total comprehensive loss attributable to ordinary shareholders of the Company	(64,059)	(31,800)	(4,386)

Net loss per ADS*
-Basic	(1.29)	(0.80)	(0.11)
-Diluted	(1.29)	(0.80)	(0.11)

Weighted average number of ADS used in calculating net loss per ADS
-Basic	69,598,770	68,944,237	68,944,237
-Diluted	69,598,770	68,944,237	68,944,237

Net loss per share attributable to ordinary shareholders of the Company
-Basic	(0.43)	(0.27)	(0.04)
-Diluted	(0.43)	(0.27)	(0.04)

Weighted average number of ordinary shares used in calculating net loss per share
-Basic	208,796,309	206,832,712	206,832,712
-Diluted	208,796,309	206,832,712	206,832,712

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
General and administrative expenses	3,616	1,173	162
Research and development expenses	9,183	131	18
Selling and marketing expenses	1,175	(44)	(6)

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Loss from operations	(120,871)	(68,205)	(9,407)
Share-based compensation expenses	13,974	1,260	174

Non-GAAP operating loss	(106,897)	(66,945)	(9,233)

Net loss	(94,086)	(57,284)	(7,900)
Share-based compensation expenses	13,974	1,260	174

Non-GAAP net loss	(80,112)	(56,024)	(7,726)

Net loss attributable to ordinary shareholders of the Company	(89,601)	(54,926)	(7,575)
Share-based compensation expenses	13,974	1,260	174

Non-GAAP net loss attributable to ordinary shareholders of the Company	(75,627)	(53,666)	(7,401)

Non-GAAP net loss per ADS
-Basic	(1.09)	(0.78)	(0.11)
-Diluted	(1.09)	(0.78)	(0.11)

Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
-Basic	69,598,770	68,944,237	68,944,237
-Diluted	69,598,770	68,944,237	68,944,237

Non-GAAP net loss per ordinary share
-Basic
-Diluted	(0.36)	(0.26)	(0.04)
	(0.36)	(0.26)	(0.04)
Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
-Basic	208,796,309	206,832,712	206,832,712
-Diluted	208,796,309	206,832,712	206,832,712

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.